ADITYA BIRLA GROUP

07020925

AM:PVK:1050:2007

Date: 25th January, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 31st December, 2006.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Third Quarter and Nine Months ended on 31st December, 2006, which are approved at the Meeting of the Board of Directors of the Company held on Thursday, the 25th January, 2007.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 31/12/2006 (Unaudited)	Quarter ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2006 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	**46,562**	**28,727**	**135,641**	**77,391**	**113,965**
2	**Other Income**	**584**	**433**	**2,468**	**1,696**	**2,439**
3	**Total Expenditure**	**36,109**	**22,897**	**105,990**	**60,638**	**87,914**
	(a). (Increase)/Decrease in Stock in Trade	7,829	(1,460)	(8,037)	(5,480)	(10,338)
	(b). Consumption of Raw Materials	19,738	16,051	87,397	42,444	66,034
	(c). Staff Cost	1,270	1,149	3,731	3,397	4,627
	(d). Manufacturing and Operating Expenses	6,004	5,795	18,837	17,006	23,223
	(e). Other Expenditure	1,268	1,362	4,062	3,271	4,368
4	**Interest & Finance Charges**	**698**	**628**	**1,847**	**1,628**	**2,252**
5	**Gross Profit**	**10,339**	**5,635**	**30,272**	**16,821**	**26,238**
6	**Depreciation**	**1,384**	**1,314**	**4,805**	**3,768**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,955**	**4,321**	**25,467**	**13,053**	**21,027**
	Extraordinary Items		**(30)**		**(30)**	**(30)**
8	**Profit before Tax**	**8,955**	**4,351**	**25,467**	**13,083**	**21,057**
9	**Provision for Tax**	**2,516**	**989**	**7,037**	**2,791**	**4,502**
	(a). Provision for Current Tax	3,017	671	7,475	2,017	3,241
	(b). Provision for Deferred Tax	(542)	291	(523)	703	1,160
	(c). Provision for Fringe Benefit Tax	41	27	85	71	101
10	**Net Profit**	**6,439**	**3,362**	**18,430**	**10,292**	**16,555**
11	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**1,042**	**928**	**1,042**	**928**	**986**
12	**Reserves**					**95,077**
13	**Basic & Diluted EPS (Rs.)**	**6**	**3**	**18**	**10**	**17**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,756,538	687,002,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 31/12/2006 (Unaudited)	Quarter ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2006 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	17,958	15,634	53,020	43,160	60,423
	(b) Copper	28,622	13,084	82,664	34,225	53,542
		46,580	28,718	135,684	77,385	113,965
	Inter Segment Revenue Adjustment	(18)	9	(43)	6	-
	Net Sales & Operating Revenues	**46,562**	**28,727**	**135,641**	**77,391**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	7,555	5,421	21,390	14,150	21,281
	(b) Copper	1,595	(845)	3,806	(1,008)	193
		9,150	4,576	25,196	13,142	21,474
	Less: Interest & Finance Charges	(698)	(628)	(1,847)	(1,628)	(2,252)
		8,452	3,948	23,349	11,514	19,222
	Add: Other un-allocable Income net of un-allocable expenses	503	373	2,118	1,539	1,805
	Profit before Tax & Extraordinary Items	**8,955**	**4,321**	**25,467**	**13,053**	**21,027**
3.	**Capital Employed (Segment Assets - Segment Liabilities)**					
	(a) Aluminium	70,734	58,512	70,734	58,512	65,792
	(b) Copper	68,581	46,727	68,581	46,727	50,738
		139,315	105,239	139,315	105,239	116,530
	Un-allocable/ Corporate	73,765	39,501	73,765	39,501	40,840
	Total Capital Employed	**213,080**	**144,740**	**213,080**	**144,740**	**157,370**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on Ist April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the nine month ended 31st December, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat the operation of which has since been temporarily suspended.

3. Hindalco has entered into a Joint Venture partnership with ALMEX USA. Inc. for the manufacture of High Strength Aluminium Alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture company has been incorporated namely " HINDALCO – ALMEX Aerospace Limited" in which Hindalco has 70% equity participation, with ALMEX holding the balance 30%.

4. As per the terms of the Rights Offer, the Company has sent first Call Money Notice to the shareholders for the payment of "First Call" at the rate of Rs. 24/- per share on 231,521,031 shares amounting to Rs 5,557 million . The last date for payment was 1st December, 2006. The Board of Directors have subsequently extended the last date up to 10th January, 2007. The Company has received total Rs 5,408 million up to 31st December, 2006 towards call payment. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

5. The proceeds of the rights issue amounting to Rs. 10,965 million (up to first call) have been utilized for the purpose of defraying issue related expenses amounting to Rs. 366 million and subscription to shares of a subsidiary company to the tune of Rs 673 million while the balance amount is temporarily invested in short term liquid securities.

6. Provision for taxation for the quarter and nine months ended 31st December, 2005 has been restated in line with restatement of interim periods unaudited results done in the last quarter of previous financial year after considering the effect of favourable appellate decisions (received during the last quarter of the previous year) so as to convey the relevant information more meaningfully.

7. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October, 2006	Received	Resolved	Pending as on 31st December, 2006
1	23	24	Nil

8. Figures of previous periods have been regrouped wherever found necessary.

9. The above results have been reviewed by the Audit Committee and taken on record at the meeting of the Board of Directors held on Thursday, 25th January, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

Place: Mumbai
Dated: 25th January, 2007

D. Bhattacharya
Managing Director

HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE **Date: 25.01.2007**

Q3 FY 2006-07

HINDALCO INDUSTRIES LTD.

Hindalco posts record results for the third quarter.

Continuing growth in Revenue : 62 % YoY

EBIDTA soars by 76 % to Rs. 1103.8 Crores

Net profit at Rs. 643.9 Crores, up 92 % YoY

Financial Highlights

(In Rs. Crores)	Quarter ended 31st December 2006	Quarter ended 31st December 2005	Change (%)	Nine Months ended 31st December 2006	Nine Months ended 31st December 2005	Change (%)
Net Sales & Op. Revenues	**4656.2**	**2872.7**	**62%**	**13564.1**	**7739.1**	**75%**
Other Income	58.4	43.3	35%	246.8	169.6	46%
EBDITA	**1103.8**	**626.3**	**76%**	**3211.9**	**1844.9**	**74%**
Depreciation	138.4	131.4	5%	480.5	376.8	28%
Interest & Finance Charges	69.8	62.8	11%	184.7	162.8	13%
Profit before Tax	**895.5**	**435.1**	**106%**	**2546.7**	**1308.3**	**95%**
Provision for Taxes	251.6	98.9	154%	703.7	279.1	152%
Net Profit	**643.9**	**336.2**	**92%**	**1843.0**	**1029.2**	**79%**
EPS (Basic & Diluted)(Rs)	**6**	**3**	**100%**	**18**	**10**	**80%**

Hindalco Industries Ltd, the flagship Company of the Aditya Birla Group, has reported a sterling performance for the Quarter ending December'06. Its net sales at Rs. 4656.2 crores is up by 62% over Q3 of FY06 at Rs 2872.7 crores. Profit before Tax at Rs.895.5 crores soared by 106 % while Profit after Tax at Rs.643.9 crores shot up by 92 % in comparison to Q3 of FY06.

On the back of strong aluminium prices on the LME, coupled with an improved product mix on account of higher sales of value added products and focus on speciality alumina, Aluminium business revenues expanded from Rs 1563.4 Crs to Rs 1795.8 Crs, a rise of 15 %. Despite strong inflationary pressures, Profit before interest and tax went up from Rs 542.1 Cr to Rs 755.5 Crs, an increase of 39%.

In the Copper business revenues escalated by 119% from Rs 1308.4 Crs to Rs 2862.2 Crs. Profit before interest and tax at Rs 159.5 Crs witnessed a swing of Rs 244.0 Crs from the loss of Rs. 84.5 Crores posted in Q3 of the previous fiscal. The performance improvement was driven by good performance from the 3rd smelter at Dahej and relatively higher TcRc margins.

Operational Review

Aluminium

Both Alumina and Aluminium continued to operate at high utilization levels and above their rated capacities. Rolled products output strengthened due to better performance from the rolling plants as also the acquisition of the rolling mill at Mouda. Extrusion output showed significant improvement due to total capacity utilization of the new Extrusions press operating at Renukoot since April '06. Value added production as a percent of total primary metal production was at 67 % vis-a-vis 59% during Q3 FY06 .

	Units	Q3 FY07	Q3 FY06	Change (%)	Nine Months ended 31 Dec'FY06	Nine Months ended 31 Dec'FY05	Change (%)
Alumina	MT	308,344	309,066	-0.2%	902,247	904,377	-0.2%
Primary Metal	MT	111,871	108,947	2.7%	328,351	322,316	1.9%
Wire Rods	MT	17,777	17,364	2.4%	52,050	50,992	2.1%
Rolled Products	MT	58,000	49,485	17.2%	162,766	143,858	13.1%
Extruded Products	MT	10,364	8,370	23.8%	28,757	23,284	23.5%
Foils	MT	6,235	6,644	-6.2%	19,555	19,869	-1.6%
Wheels	Nos.	51,364	49,531	3.7%	151,428	135,510	11.7%
Power	MU	2,088	2,011	3.8%	6,241	5,883	6.1%

Copper

The production of Copper cathodes went up by 65% to 72,904 T, vis-a-vis Q3 of the previous year. The performance of the third smelter at Dahej was very good as it operated at rated capacity after November 2006. However, operations at Copper II have been temporarily suspended from end October'06, keeping the overall economics in view largely the un- remunerative price of copper concentrate in international market. Production of CC rods gained by 9% to 24,669 T during the same period. Sulphuric acid output surged by 46% to 1,90,493 T.

Expansion Projects

Muri
The Brown field expansion of the Alumina refinery from 110 KTPA to 450 KTPA is at an advanced state of completion. It is expected to be commissioned in the first quarter of the next fiscal.

Hirakud
The commissioning of Phase I of the expanded Smelting capacity from 65 KTPA to 100 KTPA at Hirakud has been completed. All of the 150 pots have been energized. Phase - 2 of the project which will raise Smelting capacity to 143 KTPA, is on track and is scheduled to go on stream in the first half of the next year.

Belgaum
For the expansion of the Alumina Refining capacity at Belgaum, Karnataka from 350,000 TPA to 650,000 TPA the leases for bauxite mining are yet to be secured until then the expansion plan is kept on hold.

Utkal
Work on this 1,500 KTPA Alumina project is on track.. The Pile foundation for the precipitation area is progressing. The layout of the non-plant buildings has been finalized. Detailed engineering for Mines has commenced. The second phase of the rehabilitation settlement process is underway.

Aditya Alumina
For this greenfield integrated 1.5 million TPA Alumina, and 325 KTPA of Aluminium project, land acquisition is expected to be completed by June 07. In principle approval has been obtained for SEZ status for the smelter.

Bargawan
This project envisages setting up of a 325 KTPA Smelter and a 250 MW Captive Power Plant supported by a Captive Coal Mine. The proposed location in Bargawan is in the Sidhi District of Madhya Pradesh. The topographical survey for the smelter is completed. In principle approval has been obtained for SEZ status for the smelter and power plant. The coal mine will be in a joint venture with Essar Power for which mine plan is under finalization.

Lathchar

For this project entailing the setting up a 325 KTPA Aluminium Smelter with 750 MW Captive Power Plant, supported by a 5 million TPA Captive Coal Mine in Jharkhand, an MOU was signed in March 2005 with the Government of Jharkhand. The allotment of the coal block is awaited. An application for requisite land, water and necessary infrastructure support has been submitted to Jharkhand state authorities.

Industry Outlook

Aluminium

Globally aluminium demand has witnessed a growth of 7.7 % during the first nine months. The year promises to be strong in terms of price performance. Notwithstanding the possible slowing down of consumption in U.S., aluminium consumption in China remains the strong driver of price.

Copper

Copper prices continued to come down to more realistic levels with Chinese demand decreasing considerably. In the coming year, availability of copper concentrate being tight, the TcRc margins are likely to be under pressure.

Company Outlook

The Company has been improving its performance steadily. It is continuously leveraging its fundamental strengths to deliver shareholder value. Hindalco will endeavour to deliver good results despite severe inflationary pressures and wide fluctuations in LME.

END